Sub-Item 77D(g) – Policies with respect to Security Investments

Advantage Funds, Inc. (the "Company")

Dynamic Total Return Fund (the "Fund")

At a meeting held on September 8, 2016, the Board of Directors of the Company, on behalf of the Fund, approved a proposal to change the Fund's non-fundamental policy regarding pledging the Fund's assets.

Under the new policy, the Fund may not pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to effecting short sales of securities, the purchase of securities on a when-issued, forward commitment or delayed-delivery basis and the deposit of assets in escrow and initial or variation margin arrangements in connection with the entry into options, forward contracts, futures contracts, options on futures contracts, swap agreements and other derivative instruments and permitted transactions.